SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 22)*
Endesa, S.A.

(Name of Issuer)
American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each Ordinary Shares, nominal value €1.20 each

(Title of Class of Securities)
00029258N-10-7

(CUSIP Number)
ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention: Department of Corporate Affairs
+39 06830 52783
Copy to:
Michael Wolfson
Simpson Thacher & Bartlett LLP
One Ropemaker Street
London EC2Y 9HU
+44 (0)207 275 6500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 18, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of the Transaction
Item 7. Material to be Filed as Exhibits
SIGNATURE
EX-99.51

Item 4. Purpose of the Transaction
Item 7. Material to be Filed as Exhibits
SIGNATURE

     This Amendment No. 22 (“Amendment No. 22”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and together with ENEL, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on March 9, 2007, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 22 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 22 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 22 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Endesa.
Item 4. Purpose of the Transaction
     Item 4 is hereby amended to add the following supplemental information:
     On October 18, 2007, ENEL issued a press release announcing a number of new members of the board of directors of Endesa have been appointed in order to align the composition of the same Endesa's board of directors to the shareholding structure resulting from the successful joint tender offer by ENEL and Acciona for all the outstanding shares and ADSs of Endesa. A copy of the press release is attached hereto as Exhibit 99.51 and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented by adding the following thereto:
99.51	Press release of ENEL S.p.A. dated October 18, 2007 announcing new board members of Endesa, S.A.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2007

ENEL Società per Azioni
By:	/s/ Fulvio Conti
	Name:	Fulvio Conti
	Title:	Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata
By:	/s/ Claudio Machetti
	Name:	Claudio Machetti
	Title:	Director

FORWARD-LOOKING STATEMENTS
     This filing may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of ENEL S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of ENEL S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. ENEL S.p.A. and Enel Energy Europe S.r.L. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

INDEX OF EXHIBITS

Exhibit	Description

10.1.	English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A. incorporated herein by reference to Exhibit 10.16 of the amendment no. 15 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on March 28, 2007.

10.2.	Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 regarding the settlement of their conflicts and certain other matters relating to Endesa, S.A. incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

10.3.	English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A., by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. incorporated herein by reference to Exhibit 99.42 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.[1]

99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.3.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.5.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.7.	Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.[1]

99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.[1]

99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.[1]

99.11.	Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.

Exhibit	Description

99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.16.	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.17.	Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.18.	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.

99.19.	Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[3]

99.20.	English translation of press release by ENEL S.p.A. dated March 23, 2007 regarding the negotiations of ENEL S.p.A. with Acciona, S.A. [4]

99.21.	Press release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated March 26, 2007.[5]

99.22.	Current report filed on March 26, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the Cooperation Agreement attached as Exhibit 10.1 hereto.[5]

99.23.	Resolution of the Spanish Comisión Nacional del Mercado de Valores — CNMV dated March 23, 2007 and English translation thereof.[6]

99.24.	English translation of the communication of the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the agreement between Acciona, S.A. and ENEL S.p.A. over Endesa, S.A., dated March 26, 2007.[6]

99.25.	Complaint filed on March 26, 2007 by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against ENEL S.p.A. and Enel Energy Europe S.r.L. (Civil Action 07 CV 2446).[6]

99.26.	Joint press release of ENEL S.p.A. and Acciona, S.A. announcing the Settlement Agreement, dated April 2, 2007 incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.27.	Current report filed on April 2, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the Settlement Agreement between ENEL S.p.A., Acciona, S.A. and E.ON AG dated April 2, 2007.[7]

99.28.	Press release of ENEL S.p.A. dated April 10, 2007 announcing the resolution of the board of directors of ENEL S.p.A. to launch a joint tender offer with Acciona, S.A. for Endesa, S.A.[8]

Exhibit	Description

99.29.	Current reports filed on April 11, 2007 by Enel Energy Europe S.r.L. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the joint tender offer.[9]

99.30.	Joint press release of ENEL S.p.A. and Acciona, S.A. dated April 11, 2007, announcing the joint tender offer.[9]

99.31.	EUR35,000,000,000 Credit Facility Agreement between ENEL S.p.A., Enel Finance International S.A., Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A. and UBS Limited dated April 10, 2007.[10]

99.32.	Press release of ENEL S.p.A. dated April 27, 2007, announcing that the Spanish energy regulator, Comisión Nacional Energía, authorized Enel Energy Europe S.r.L. to acquire up to 24.99% of the share capital of Endesa, S.A, incorporated herein by reference to Exhibit 99.27 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L, Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 27, 2007.[11]

99.33.	English translation of Spanish Comisión Nacional Energía — CNE authorization dated April 26, 2007.[11]

99.34.	Current report filed on May 3, 2007 by ENEL S.p.A. and Acciona S.A. with the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the request for authorization to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer.[12]

99.35.	Press release of ENEL S.p.A. dated May 3, 2007, announcing the request for authorization from the Spanish Comisión Nacional del Mercado de Valores — CNMV to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer, incorporated herein by Exhibit 99.28 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L, Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on May 3, 2007.

99.36.	English translation of the current report filed on May 17, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A., incorporated herein by reference to Exhibit 99.32 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L., Acciona S.A. and Finanzas Dos S.A. with the Securities and Exchange Commission on May 17, 2007.

99.37.	Press release of ENEL S.p.A. dated May 17, 2007, announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A., incorporated herein by reference to Exhibit 99.33 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L., Acciona S.A. and Finanzas Dos S.A. with the Securities and Exchange Commission on May 17, 2007.

99.38.	English translation of the current report filed on June 1, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing the termination of the share swap transactions with UBS Limited and Mediobanca — Banca di Credito Finanziario.[13]

99.39.	Press release of ENEL S.p.A. dated June 1, 2007, announcing the termination of the share swap transactions with UBS Limited and Mediobanca — Banca di Credito Finanziario.[13]

99.40.
Current report filed on June 11, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing deposit with the Madrid Mercantile Registry of regulations relating to the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and Acciona, S.A.[14]

99.41.	Press release of ENEL S.p.A. dated June 11, 2007, announcing deposit of covenants regarding the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and Acciona, S.A.[14]

99.42.	Current report filed on July 2, 2007 by ENEL S.p.A. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores announcing reduction in consideration for the joint tender offer.[15]

99.43.	Press release of ENEL S.p.A. dated July 2, 2007 announcing reduction in consideration for the joint tender offer.[15]

99.44.	Confidentiality Agreement dated June 15, 2007, between ENEL S.p.A. and Endesa, S.A.[15]

99.45.
English translation of the resolution of the Comisión Nacional de la Energía (CNE) authorizing Enel Energy Europe, S.r.L. and Acciona, S.A. to increase their respective shareholdings in, and exercise joint control over, Endesa, S.A., dated July 4, 2007 incorporated herein by reference to Amendment No. 25 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on July 6, 2007. [17]

99.46.
Current report filed on July 5, 2007 by ENEL S.p.A. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores announcing approval by the European Commission of the acquisition of sole control through a joint public takeover bid for Endesa, S.A. by ENEL S.p.A. and Acciona, S.A.[16]

99.47.
Press release of ENEL S.p.A. dated July 5, 2007 announcing approval by the European Commission of the acquisition of sole control through a joint public takeover bid for Endesa, S.A. by ENEL S.p.A. and Acciona, S.A. [16]

99.48	Press release of ENEL S.p.A. dated July 25, 2007, announcing approval by the Spanish Comisión Nacional del Mercado de Valores to launch a joint tender offer with Acciona, S.A. for Endesa, S.A.18.

99.49
Current report filed on July 27, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing authorization by the Spanish Cabinet of Ministers for Enel Energy Europe S.r.L. to exercise voting rights over all the ordinary shares and ADSs of Endesa, S.A. acquired in the joint tender offer with Acciona, S.A.[19]

99.50
Press release of ENEL S.p.A. dated July 27, 2007 announcing authorization by the Spanish Cabinet of Ministers for Enel Energy Europe S.r.L. to exercise voting rights over all the ordinary shares and ADSs of Endesa, S.A. acquired in the joint tender offer with Acciona, S.A.[19]

99.51	Press release of ENEL S.p.A. dated October 18, 2007, announcing the new board members of Endesa, S.A.

[1]	Previously filed with the Original Schedule 13D.

[2]	Previously filed with Amendment No. 1 to the Original Schedule 13D.

[3]	Previously filed with Amendment No. 2 to the Original Schedule 13D.

[4]	Previously filed with Amendment No. 3 to the Original Schedule 13D.

[5]	Previously filed with Amendment No. 4 to the Original Schedule 13D.

[6]	Previously filed with Amendment No. 5 to the Original Schedule 13D.

[7]	Previously filed with Amendment No. 6 to the Original Schedule 13D.

[8]	Previously filed with Amendment No. 7 to the Original Schedule 13D.

[9]	Previously filed with Amendment No. 8 to the Original Schedule 13D.

[10]	Previously filed with Amendment No. 9 to the Original Schedule 13D.

[11]	Previously filed with Amendment No. 10 to the Original Schedule 13D.

[12]	Previously filed with Amendment No. 11 to the Original Schedule 13D.

[13]	Previously filed with Amendment No. 13 to the Original Schedule 13D.

[14]	Previously filed with Amendment No. 15 to the Original Schedule 13D.

[15]	Previously filed with Amendment No. 16 to the Original Schedule 13D.

[16]	Previously filed with Amendment No. 17 to the Original Schedule 13D.

[17]	Previously filed with Amendment No. 18 to the Original Schedule 13D.

[18]	Previously filed with Amendment No. 19 to the Original Schedule 13D.

[19]	Previously filed with Amendment No. 20 to the Original Schedule 13D.